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                                                                    EXHIBIT 99.1

                                 AMENDMENT NO. 2
                         COMMUNITY FINANCIAL GROUP, INC.
                       1997 NONSTATUTORY STOCK OPTION PLAN

         This Amendment to the Community Financial Group, Inc. 1997 Nonstatutory Stock Option Plan (the "Plan") is adopted effective as of the 21st day of February, 2001.

         WHEREAS, the Board of Directors of Community Financial Group, Inc. (the "Corporation") adopted the Plan effective March 25, 1997 to promote the interests of the Corporation and its stockholders, and, by facilitating stock ownership on the part of the directors, officers and employees, to encourage them to acquire a proprietary interest in the Corporation and to remain in its employ and services; and

         WHEREAS, Section 4 of the Plan as initially adopted provided that the aggregate number of shares of stock available under the Plan is 150,000 (plus 10% of any additional shares of stock issued after the effective date of the
Plan) subject to adjustments as provided in Section 9 thereof; and

         WHEREAS, effective June 1, 2000, the Board of Directors of the Corporation adopted Amendment No. 1 to the Plan ("Amendment No. 1") which amended the Plan to provide that the aggregate number of shares of stock available under the Plan would be 542,091 to be reduced by an amount equal to 15% of shares repurchased by the Corporation after June 1, 2000, and increased by an amount equal to 15% of shares issued by the Corporation after June 1, 2000, such that the number of shares available under the Plan shall, at all times, be an amount equal to 15% of the Corporation's total issued and outstanding shares; and

         WHEREAS, the Board of Directors of the Corporation has determined that it would be in the best interests of the Corporation for the Plan to be amended to provide for a greater number of shares of stock to be available for grant under the Plan.

         NOW, THEREFORE, in consideration of the premises and in the best interests of the Corporation, the Plan is hereby amended as follows:

         1. The amendment to Section 4 of the Plan contained in Amendment No. 1 is deleted in its entirety, and the following new provisions are adopted in its place:

                  4. Shares Subject to the Plan. The aggregate number of shares of stock available under the Plan as of December 31, 2000, is 668,041, including shares underlying outstanding options. The available shares shall be reduced by an amount equal to 19.5% of shares repurchased by the Corporation after December 31, 2000, and increased by an amount equal to 19.5% of shares issued by the Corporation after December 31, 2000, such that the number of shares available under the Plan shall at all times be an amount equal to 19.5% of the Corporation's total issued and outstanding shares. Options may be granted based




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         on the number of the Corporation's issued and outstanding shares on the date of grant, and the validity of options so granted shall not be affected by a subsequent repurchase of shares by the Corporation. The shares of Stock available under the Plan are subject to adjustments as provided in Section 9 of the Plan.

         2. All other provisions of Section 4 of the Plan and all other provisions of the other sections of the Plan not specifically amended hereby shall continue in full force and effect.

         This Amendment shall be effective as of the day and year first written above.

                                COMMUNITY FINANCIAL GROUP, INC.


                                By: /s/ J. Hunter Atkins
                                    ----------------------------------------
                                       J. Hunter Atkins
                                       President and Chief Executive Officer